BASIS OF PRESENTATION
This Management’s Discussion and Analysis ("MD&A") for Westport Fuel Systems Inc. ("Westport Fuel Systems", the "Company", "we", "us", "our") for the three months and year ended December 31, 2023 is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2023 ("Annual Financial Statements"). Our Annual Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of March 25, 2024.
Additional information relating to Westport Fuel Systems, including our Annual Information Form ("AIF") and Form 40-F each for the year ended December 31, 2023, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, the orders or demand for our products (including from our LNG HPDI 2.0TM fuel systems), supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's engine equipped with Westport's LNG HPDI 2.0 fuel systems, the variation of gross margins from our LNG HPDI 2.0 fuel systems product and causes thereof, and the timing for relief of supply chain issues (including those related to semiconductor supply restrictions), opportunities available to sell and supply our products in North America, consumer confidence levels, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•In February 2023, Westport announced a plan to invest up to $10.0 million in a global manufacturing facility in Changzhou Hydrogen Valley, China.
•In March 2023, Westport signed a third global heavy-duty OEM collaboration agreement to demonstrate the Hydrogen HPDI fuel system ("H2 HPDI™") on an internal combustion engine platform. This collaboration will be funded by the OEM with work commencing immediately and expected to continue throughout 2023.
•In April 2023, we entered into a settlement agreement with Cartesian Capital Group to terminate the Tranche 1 Financing and Consent Agreement in exchange for mutual releases and cash consideration, which included the release of the security interest in our HPDI 2.0 fuel system intellectual property. We paid Cartesian Capital Group $8.7 million, which resulted in the extinguishment of the long-term royalty payable and a loss on extinguishment on royalty payable of $2.9 million.
•In May 2023, Westport showcased its market ready HPDI™ fuel system for commercial vehicles at the Advanced Clean Transportation Expo 2023.
•In June 2023, we completed the share consolidation of our issued and outstanding common shares on a 10:1 basis and regained compliance with NASDAQ's minimum bid requirement. No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common shares. Effective this quarter, the number of outstanding common shares and share units issued have been retroactively adjusted for all periods presented.
•In July 2023, Westport and the Volvo Group signed a letter of intent to establish a joint venture to enhance commercialization of HPDI technology and to accelerate the decarbonization efforts of global OEM customers.
•In August 2023, we announced the expansion of the previously awarded Euro 7 program to develop and supply LPG fuel systems for several vehicle applications for a global OEM. This expanded program is forecasted to generate approximately €63 million in total revenue from 2025 to 2028 and increases the revenue generated from LPG fuel system supply agreements for Euro 6 and 7 programs with this OEM to approximately €255 million.
•In August 2023, we announced the resignation of David Johnson, the Chief Executive Officer ("CEO") and named Tony Guglielmin as the Interim CEO until such time a new CEO is appointed.
•In October 2023, we announced the completion of a heavy transport demonstration with our H2 HPDI fuel system equipped prototype truck hauling a refrigerated trailer in Madrid, Spain.
•In November 2023, we entered into a two-year H2 HPDI proof of concept project with a leading global provider of locomotives and related equipment for the freight and transit rail industries. The project will adapt Westport's H2 HPDI fuel system for use with the locomotive OEM engine design.
•In December 2023, we completed a successful heavy transportation demonstration of Westport's H2 HPDI fuel system with transportation and energy partners in Sweden.
•In December 2023, Westport was awarded a development contract with an estimated value of $33 million with a global heavy truck manufacturer to adapt and commercialize next generation LNG HPDI fuel system for the Euro 7 vehicle platform.
•In January 2024, Westport appointed Dan Sceli as the new CEO and member of the Board of Directors.
•In February 2024, Westport Announced a Methanol HPDI Project with a Leading Global Supplier of Power Solutions for Marine Applications.
•In March 2024, Westport announced the signing of an investment agreement to establish the previously announced joint venture with Volvo Group.

BUSINESS OVERVIEW
Westport is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings, sold under a wide range of established global brands, enable the use of a variety of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, battery or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including LPG, compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

The majority of our revenues are generated through the following businesses:

Independent Aftermarket ("IAM")
We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.

OEM Businesses
Heavy-duty OEM
We sell systems and components, including LNG HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Our fully integrated LNG HPDI 2.0 fuel systems, enables diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.

Upon closing of the joint venture with Volvo Group, the HPDI business will be operated through the joint venture.

Delayed OEM ("DOEM")	We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
Light-duty OEM	We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
Electronics	We design, industrialize and assemble electronic control modules.
Hydrogen	We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines.
Fuel storage	We manufacture LPG fuel storage solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments.
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY
Global Supply Chain Challenges and Inflationary Environment
While OEM production is back on track after COVID-19, there are other disruptions that we are closely monitoring and making efforts to mitigate, including the impact of the global shortage of semiconductors, raw materials and parts on our businesses; however, we do not expect this shortage to affect our long-term growth.The global semiconductor supply, raw materials shortages and inflationary pressure on production input costs continued to affect the automotive industry and will continue to impact our business for the foreseeable future. Our production and end-customer demands are materially impacted by the prolonged supply chain disruption, which continue to put pressure on our margins.

Furthermore, due to the ongoing conflict in the Middle East and continuing attacks on cargo ships in the Red Sea, hundreds of vessels are avoiding the Suez Canal and disrupting global supply chains. These vessels are being forced to reroute around southern Africa vastly increasing transport times and freight costs. This global disruption to the international trade routes has put additional pressure on the Company’s supply chain and the automotive sector as a whole. We continue to monitor the situation to mitigate transportation delays and costs to the Company.

Fuel Prices

Although we have seen a recent decline in LNG and CNG pricing, it has remained above historical levels in 2023. This volatility extends to liquid fuels including crude oil, diesel, and gasoline, given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Higher gaseous fuel price negatively impacts the price differential of gaseous fuels versus diesel and gasoline, which may impact our customers' decisions to adopt such gaseous fuels as a transportation energy solution in the short-term. We continue to observe softness in demand in our heavy-duty and light-duty OEM sales volumes caused by the uncertainty over the elevated prices of CNG and LNG relative to diesel and gasoline in Europe. Despite pressure on CNG and LNG prices, the increased LPG price differential to gasoline in Europe since the end of 2022 continued in 2023 and was favourable to customer demand, which supported increased sales in our fuel storage business.

Long-term Profitability and Liquidity

We continue to observe high inflationary pressures, global supply chain disruptions, higher interest rates and volatile fuel prices which may negatively affect customer demand going forward and have an adverse impact on our production and cost structure.

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to inflation, supply chain, and fuel prices in the preparation of the annual financial statements for the year ended December 31, 2023. However, changes in circumstances due to the aforementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

We continue to generate operating losses and negative cash flows from operating activities primarily due to the lack of scale in our heavy-duty OEM business. Despite customer interest, sales of our LNG HPDI 2.0 fuel systems to our OEM launch partner continue to be adversely affected by the impact of the continued volatility in natural gas prices, decreasing end-customer demand. Cash used in operating activities was $13.2 million for the year ended December 31, 2023. Despite the successful monetization of the CWI joint venture's intellectual property and the sale of our interest in CWI in the first quarter of 2022, the loss of income from the equity interest in the former CWI business had a significant impact on our annual cash flows.

As at December 31, 2023, we had cash and cash equivalents of $54.9 million. Although we believe we have sufficient liquidity to continue as a going concern beyond March 2025, the long-term financial sustainability will depend on our ability to generate sufficient positive cash flows from all of our operations specifically through working capital improvements, profitable and sustainable growth and on our ability to finance our long-term strategic objectives and operations. In addition to new contract announcements, entering new markets and the signing of an investment agreement to establish the previously announced joint venture with Volvo Group, we are focused on improving profitability through growth in our heavy-duty OEM business driving economies of scale and improvements in our light-duty OEM and IAM businesses, including pricing measures and manufacturing strategies driving margin expansion and reduction of our corporate costs. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying annual consolidated financial statements and the adjustments could be material.

OVERVIEW OF FINANCIAL RESULTS FOR 2023
Revenues of $331.8 million for the year ended December 31, 2023 increased by 9%, compared to $305.7 million in the prior year primarily driven by increased sales in the delayed OEM, electronics and fuel storage businesses and additional engineering service revenues from the heavy-duty OEM business. This growth is partially offset by the negative impact of the lower CNG sales volumes to customers in the India market, lower independent aftermarket sales volumes in Africa, and lower sales volumes in the hydrogen business.

We reported a net loss of $49.7 million for the year ended December 31, 2023 compared to a net loss of $32.7 million for the prior year. This change was primarily the result of:

•Sale of our interest in the CWI joint venture including a $19.1 million gain on sale of investment recorded in the 2022 financial results;
•$2.9 million loss on extinguishment of debt due to the settlement of the Cartesian royalty payable;
•increases in research and development expenditure to further invest in our hydrogen and light-duty OEM businesses;
•increases in general and administrative expenses, which included $4.5 million of severance costs as well as consulting costs;
•increases in sales and marketing expenditures supporting hydrogen market activities and the rebranding of digital assets for awareness for global positioning;
•which were partially offset by a $12.7 million increase in gross margin due to higher revenues earned and higher margins on engineering service revenues, where the gross margin included a $7.1 million write down in inventory related to the heavy-duty OEM, light-duty OEM and IAM businesses.

Cash and cash equivalents were $54.9 million as at December 31, 2023. Cash used in operating activities during the year was $13.2 million, due to a net loss of $49.7 million partially offset by improvements in working capital of $9.4 million and $27.1 million of other non-cash adjustments. Investing activities included the purchase of fixed assets of $15.6 million. Cash used in financing activities were attributed to net debt repayments of $2.2 million in the year.

Westport reported negative $21.5 million Adjusted Earning Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see "Non-GAAP Measures" section in the MD&A) during the year ended December 31, 2023, as compared to negative $27.8 million Adjusted EBITDA for the same period in 2022.

SELECTED FINANCIAL INFORMATION
The following tables sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2023	2022	2021
(expressed in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$331.8	$305.7	$312.4
Gross margin[1]	$48.9	$36.2	$48.2
Gross margin %[1]	15%	12%	15%
Loss from operations	$(45.9)	$(50.3)	$(30.5)
Income from investments accounted for by the equity method	$0.8	$0.9	$33.7
Net income (loss)	$(49.7)	$(32.7)	$13.7
Net income (loss) per share - basic	$(2.90)	$(1.91)	$0.85
Net income (loss) per share - diluted	$(2.90)	$(1.91)	$0.84
Weighted average basic shares outstanding (millions)	17.2	17.1	16.0
Weighted average diluted shares outstanding (millions)	17.2	17.1	16.2
EBIT[1]	$(48.4)	$(29.3)	$9.0
EBITDA[1]	$(35.9)	$(17.5)	$23.0
Adjusted EBITDA[1]	$(21.5)	$(27.8)	$17.5
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

	Three Months Ended December 31,
	2023	2022
(expressed in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$87.2	$78.0
Gross margin[1]	$8.0	$4.6
Gross margin %[1]	9%	6%
Loss from operations	$(14.1)	$(17.2)
Income from investments accounted for by the equity method	$0.1	$—
Net income (loss)	$(13.9)	$(16.9)
Net income (loss) per share - basic	$(0.81)	$(1.00)
Net income (loss) per share - diluted	$(0.81)	$(1.00)
Weighted average basic shares outstanding (millions)	17.2	17.1
Weighted average diluted shares outstanding (millions)	17.2	17.1
EBIT[1]	$(14.2)	$(16.3)
EBITDA[1]	$(10.9)	$(13.5)
Adjusted EBITDA[1]	$(10.0)	$(12.9)
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data

The following table sets forth a summary of our financial position:

	December 31, 2023	December 31, 2022
(expressed in millions of U.S. dollars)
Cash and short-term investments	$54.9	$86.2
Net working capital[1]	56.3	77.4
Total assets	355.7	407.5
Short-term debt	15.2	9.1
Long-term debt, including current portion	45.0	43.9
Royalty payable, including current portion	—	5.5
Non-current liabilities[1]	29.5	31.4
Total liabilities	195.3	203.5
Shareholder's equity	160.4	204.0
(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through three segments: OEM, IAM, and Corporate. This reflects the way operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM").

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the HPDI fuel systems product and related engineering services, to OEMs and to supplier OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, including: LPG, CNG, LNG, RNG, and hydrogen, which have numerous environmental and economic advantages. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications. The OEM group includes the light-duty and heavy-duty OEM product lines, DOEM, electronic and fuel storage businesses.

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a comprehensive distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

(expressed in millions of U.S. dollars)	Three months ended December 31, 2023
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
OEM	$61.2	$(11.7)	$2.5	$0.1
IAM	26.0	1.9	0.6	—
Corporate	—	(4.3)	0.1	—
Total consolidated	$87.2	$(14.1)	$3.2	$0.1

(expressed in millions of U.S. dollars)	Three months ended December 31, 2022
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
OEM	$47.8	$(12.8)	$1.8	$—
IAM	30.2	0.6	0.8	—
Corporate	—	(5.0)	0.1	—
Total consolidated	$78.0	$(17.2)	$2.7	$—

Revenue

(expressed in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2023	2022	$	%	2023	2022	$	%
OEM	$61.2	$47.8	$13.4	28%	$222.8	$198.0	$24.8	13%
IAM	26.0	30.2	(4.2)	(14)%	109.0	107.7	1.3	1%
Total revenue	$87.2	$78.0	$9.2	12%	$331.8	$305.7	$26.1	9%

OEM
Revenue for the three months and year ended December 31, 2023 was $61.2 million and $222.8 million, respectively, compared with $47.8 million and $198.0 million for the three months and year ended December 31, 2022.

Revenue for the three months ended December 31, 2023 increased by $13.4 million compared to the prior year, which was primarily driven by higher sales volumes in the light-duty OEM and electronics businesses and higher engineering service revenue from the heavy-duty OEM business. This was partially offset by lower sales volumes in heavy-duty OEM, delayed OEM and fuel storage businesses compared to the prior year.

Revenue for the year ended December 31, 2023 increased by $24.8 million compared to the prior year, primarily driven by increased sales volumes in the delayed OEM, electronics and fuel storage businesses, and higher engineering service revenue from the heavy-duty OEM business as well as increased sales volumes in Eastern Europe for our light duty business. This was partially offset by lower sales volumes in our hydrogen business and lower sales in the light-duty OEM business in India.

IAM
Revenue for the three months and year ended December 31, 2023 was $26.0 million and $109.0 million, respectively, compared with $30.2 million and $107.7 million for the three months and year ended December 31, 2022.

Revenue for the three months ended December 31, 2023 decreased by $4.2 million compared to the prior year period, which was primarily driven by lower sales volumes in the Africa and South America markets offset by increased sales volumes in Europe.

Revenue for the year ended December 31, 2023 increased $1.3 million compared to the prior year, primarily driven by higher sales volumes to South America offset by lower sales to Europe and Africa.

Gross Margin for the three months ended December 31, 2023

(expressed in millions of U.S. dollars)	Three months ended		Three months ended
	December 31,	% of	December 31,	% of	Change
	2023	Revenue	2022	Revenue	$	%
OEM	$0.8	1%	$(0.8)	(2)%	$1.6	200%
IAM	7.2	28%	5.4	18%	1.8	33%
Total gross margin	$8.0	9%	$4.6	6%	$3.4	74%

OEM

Gross margin increased by $1.6 million to $0.8 million, or 1% of revenue for the three months ended December 31, 2023, compared to negative $0.8 million, or negative 2% of revenue, for the same prior year period. The increase in gross margin for the three months ended December 31, 2023 is driven primarily by increased sales volumes in the light-duty OEM and electronics businesses, as well as increased gross margin in the heavy-duty OEM business due to higher engineering service revenue. The heavy-duty OEM business was negatively impacted by a $4.5 million inventory write-down. In addition, the increased gross margin described above is also partially offset by lower sales volumes in the fuel storage business and a negative sales mix in the hydrogen business, and the higher production input costs stemming from global supply chain challenges and inflation in logistics, labor and other costs, which we have only partially been able to pass on to our OEM customers.

IAM

Gross margin for the three months ended December 31, 2023 increased by $1.8 million to $7.2 million, or 28% of revenue, compared to $5.4 million, or 18% of revenue, for the same prior year period.

The increase in gross margin for the three months ended December 31, 2023 is primarily driven by the positive sales mix, lower electronic component costs and increased volumes sales in Europe.

Gross Margin for the year ended December 31, 2023

(expressed in millions of U.S. dollars)	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2023	Revenue	2022	Revenue	$	%
OEM	$25.3	11%	$13.6	7%	$11.7	86%
IAM	23.6	22%	22.6	21%	1.0	4%
Total gross margin	$48.9	15%	$36.2	12%	$12.7	35%

OEM

Gross margin for the year ended December 31, 2023 increased by $11.7 million to $25.3 million, or 11% of revenue, compared to $13.6 million, or 7% of revenue, for the prior year.

The increase in gross margin and gross margin percentage for the year ended December 31, 2023 is primarily driven by higher contribution margins from engineering services and higher volumes sales in the delayed OEM and fuel storage businesses. This was offset by lower margins in the hydrogen business due to lower sales volumes and a negative impact in the heavy-duty OEM business due to a $4.5 million inventory write-down.

IAM

Gross margin for the year ended December 31, 2023 increased by $1.0 million to $23.6 million, or 22% of revenue, compared to $22.6 million, or 21% of revenue, for the prior year.

The increase in gross margin and gross margin percentage for the year ended December 31, 2023 is primarily driven by higher margins and a positive sales mix in South America. This was partially offset by a negative sales mix in Africa.

Research and Development Expenses ("R&D")

(expressed in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2023	2022	$	%	2023	2022	$	%
OEM	$6.3	$4.9	$1.4	29%	$22.2	$19.5	$2.7	14%
IAM	0.9	0.9	—	—%	3.8	4.0	(0.2)	(5)%
Total R&D	$7.2	$5.8	$1.4	24%	$26.0	$23.5	$2.5	11%

OEM

R&D expenses for the three months and year ended December 31, 2023 were $6.3 million and $22.2 million, respectively, compared to $4.9 million and $19.5 million for the same prior year periods.

R&D expenses for the three months ended December 31, 2023 increased by $1.4 million due to increased testing and engineering resources for the hydrogen business. R&D expenses for the year ended December 31, 2023 increased by $2.7 million due increased R&D spent on our light-duty OEM and hydrogen businesses compared to prior year.

IAM

R&D expenses for the three months and year ended December 31, 2023 were $0.9 million and $3.8 million, respectively, compared to $0.9 million and $4.0 million for the same prior year periods.

The decrease in R&D expenses during the year ended December 31, 2023 is primarily driven by a decrease in outside services related to IAM projects.

Selling, General and Administrative Expenses ("SG&A")

(expressed in millions of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2023	2022	$	%	2023	2022	$	%
OEM	$5.7	$6.5	$(0.8)	(12)%	$24.6	$23.9	$0.7	3%
IAM	4.6	3.3	1.3	39%	18.8	14.4	4.4	31%
Corporate	4.3	4.4	(0.1)	(2)%	17.1	13.8	3.3	24%
Total SG&A	$14.6	$14.2	$0.4	3%	$60.5	$52.1	$8.4	16%

OEM

SG&A expenses for the three months and year ended December 31, 2023 were $5.7 million and $24.6 million, respectively, compared to $6.5 million and $23.9 million for the same prior year periods.

The SG&A expenses for the three months ended December 31, 2023 decreased by $0.8 million due to by lower outside service costs incurred for trade shows and exhibitions compared to prior year. The SG&A expenses for year ended December 31, 2023 increased by $0.7 million due to severance costs in India and additional expenses from our fuel storage business, which are partially offset by lower outside service costs compared to the prior year.

IAM

SG&A expenses for the three months and year ended December 31, 2023 were $4.6 million and $18.8 million, respectively, compared to $3.3 million and $14.4 million for the same prior year periods. The SG&A expenses for the three months ended December 31, 2023 increased $1.3 million due to higher marketing expenses compared to the prior year. The SG&A expenses for the year ended December 31, 2023 increased by $4.4 million due to higher employee headcount, severance costs and outside service costs compared to the prior year.

Corporate

SG&A expenses for the three months and year ended December 31, 2023 were $4.3 million and $17.1 million, respectively, compared to $4.4 million and $13.8 million for the same prior year periods. The SG&A expenses for the three months ended December 31, 2023 decreased by $0.1 million mainly due to lower share based compensation expenses which was partially off set by higher consulting costs. The SG&A expenses for year ended December 31, 2023 increased by $3.3 million mainly due to severance costs incurred in North America, consulting, and higher travel costs compared to the prior year.

Other significant expense and income items for the year ended December 31, 2023

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, assets held for sale, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2023, we recognized a foreign exchange loss of $4.0 million compared to a foreign exchange loss of $6.4 million for the year ended December 31, 2022. The loss recognized in the current year primarily relates to unrealized foreign exchange losses that resulted from the translation of U.S. dollar cash balances partially offset by the translation of the U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the years ended December 31, 2023 and December 31, 2022 were $12.5 million and $11.8 million respectively. The amounts included in cost of revenue for the same periods were $8.2 million and $7.3 million, respectively. Depreciation and amortization has increased year-over-year due to acquisitions of machinery and equipment and the net strengthening of the Euro against the U.S. dollar, which increased reported U.S. dollar depreciation and amortization.

Interest on debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Interest expense on long-term debt	$0.9	$0.7	$2.8	$2.6
Royalty payable accretion expense	—	—	0.2	0.8
Total interest on long-term debt and accretion on royalty payable	$0.9	$0.7	$3.0	$3.4

The decrease in total interest expense on long-term debt and accretion on royalty payable for the year ended December 31, 2023 as compared to prior year period was primarily due to the extinguishment of the royalty payable.

Income tax expense for the year ended December 31, 2023 was $1.0 million compared to $1.4 million in the prior year. This decrease was primarily related to the recognition of deferred taxes on losses in our Italian operations.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $31.3 million to $54.9 million at December 31, 2023 compared to $86.2 million at December 31, 2022. The decrease was primarily driven by the net cash used in our operating activities, purchases of fixed assets and net debt repayments, partially offset by net changes to working capital and proceeds from new term loans.

Cash Flow from Operating Activities

For the year ended December 31, 2023, net cash used in operating activities was $13.2 million compared to $34.6 million for the year ended December 31, 2022, a $21.4 million decrease in net cash used in operating activities. The decrease in cash used in operating activities was primarily driven by the improvements in working capital, specifically in accounts receivable, inventory, and prepaid expenses, partially offset by decreases in accounts payable. We had built up inventory to manage against supply chain risk against shortages of raw materials and components during 2022, and we continue to take actions to monetize the existing inventory and optimize our inventory levels. We also continued efforts in collecting our outstanding other receivables during the current year.
The global supply chain disruptions and high inflation continue to challenge the automotive industry with rising manufacturer costs. We are responding with pricing and productivity countermeasures to manage our profitability. For further discussion, see the "Long-term Profitability and Liquidity" sections in this MD&A. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain.
Cash Flow from Investing Activities

For the year ended December 31, 2023, our net cash flows used in investing activities were $15.4 million compared to net cash flows generated by investing activities of $17.6 million for the year ended December 31, 2022. The year ended December 31, 2022 included $31.4 million in proceeds from the sale of the investment in Cummins Westport Inc. and interest in its intellectual property.

Cash Flow from Financing Activities

For the year ended December 31, 2023, our net cash flows used in financing activities were $2.2 million, compared to net cash flows used in financing activities of $19.4 million during the year ended December 31, 2022. Net payments on our operating lines of credit and long-term facilities decreased to $6.5 million for the year ended December 31, 2023 compared to $14.2 million in the prior year due to $11.5 million of new term loans during the year ended December 31, 2023 and $6.1 million in net borrowings under our revolving credit facilities.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$95.4	$95.4	$95.4	$—	$—	$—
Short-term debt (1)	15.2	15.2	15.2	—	—	—
Long-term debt, principal (2)	45.0	44.5	13.9	24.0	5.2	1.4
Long-term debt, interest (2)	—	5.3	2.6	2.3	0.3	0.1
Operating lease commitments (3)	22.6	25.8	3.3	5.4	4.8	12.4
	$178.2	$186.3	$130.4	$31.7	$10.3	$13.9

Notes

(1) For details of our short-term debt, see note 14 of the Annual Financial Statements.

(2) For details of our long-term debt, principal and interest, see note 15 of the Annual Financial Statements.

(3) For additional information on operating lease obligations, see note 13 of the Annual Financial Statements.

SHARES OUTSTANDING

On June 1, 2023, we completed a consolidation of our issued and outstanding common shares on the basis of one common share to ten common shares (see note 18 of the audited consolidated financial statements). The number of outstanding common shares and share units have been retroactively restated for all periods presented.

For the year ended December 31, 2023, the weighted average number of shares used in calculating the income per share was 17,173,016. During the year ended December 31, 2023, 435,128 share units were granted to directors, executives and employees (2022 - 254,109 share units). This included 147,557 Restricted Share Units ("RSUs") (2022 - 99,470 RSUs), 185,365 Performance Share Units ("PSUs") (2022 - 122,139 PSUs) and 102,206 Deferred Share Units (2022 - 32,500 DSUs). The common shares, share options and share units outstanding and exercisable as at the following dates are shown below:

 (weighted average exercise prices are presented in Canadian dollars)

	December 31, 2023		March 25, 2024
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common shares outstanding	17,174,502		17,223,154
Share units
Outstanding	478,643	15.68	391,585	N/A
Exercisable	—	—		N/A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Annual Financial Statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our Annual Financial Statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of accounts receivable, liquidity and going concern, warranty liability, revenue recognition, inventories, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of the Annual Financial Statements. Actual amounts may vary significantly from estimates used.

Revenue Recognition

We generate revenues primarily from product sales. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Under ASC 606, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when the obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

Accounts Receivable

We make assumptions and have established current expected credit losses ("CECL") for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. When we become aware of a customer’s inability to meet its financial obligation, we record a specific credit loss provision to reduce the customer's related accounts receivable to its estimated net realizable value.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and are included in cost of revenue. We provide warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents our best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents our best estimate of the costs to be incurred in the next twelve-month period. We use historical failure rates and cost to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by us and the timing will depend on actual failure rates and cost to repair failures of our products.

Inventories

Our inventories consist of our fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. We record inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, we record a liability for firm, non-cancelable, and unconditional purchase commitments with manufacturers for quantities in excess of our future demand forecast consistent with our valuation of excess and obsolete inventory.

PP&E and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as plant and equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of PP&E

We have significant investments in PP&E related to our HPDI business. The HPDI business is still in the pre-stages of commercialization, and, as a result, is currently generating losses. With the signing of the investment agreement in March 2024, the HPDI business will be operated through a joint venture with our OEM launch partner. The carrying value of the HPDI assets approximate the fair value. As of December 31, 2023, we have concluded that there are no impairment indicators.

Intangible assets

We concluded that there were no impairment indicators as of December 31, 2023 related to intangible assets. Therefore, no impairment on intangible assets was recorded in the year ended December 31, 2023.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act and applicable Canadian securities law requirements is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and applicable Canadian securities law requirements, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (our principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosures.

We evaluated the effectiveness of our internal controls over financial reporting as of December 31, 2023 with the participation, and under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, our internal controls and procedures over financial reporting were effective for the period.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected.

Because of these inherent limitations, internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, based on the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2023.

During the year ended December 31, 2023, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

KPMG LLP ("KPMG"), our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2023. KPMG's audit report on effectiveness of internal control over financial reporting is included in the Annual Financial Statements.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2023

Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has varied and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23
(expressed in millions of U.S. dollars except for per share amounts)	(1)
Total revenue	$76.5	$80.0	$71.2	$78.0	$82.2	$85.0	$77.4	$87.2
Cost of product and parts revenue	$66.6	$69.5	$59.9	$73.5	$68.9	$70.6	$64.2	$79.2
Gross margin	$9.9	$10.5	$11.3	$4.5	$13.3	$14.4	$13.2	$8.0
Gross margin percentage	12.9%	13.1%	15.9%	5.8%	16.2%	16.9%	17.1%	9.2%
Net income (loss)	$7.7	$(11.6)	$(11.9)	$(16.9)	$(10.6)	$(13.2)	$(11.9)	$(13.9)
EBITDA (2)	$11.7	$(7.7)	$(8.0)	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)
Adjusted EBITDA (2)	$(6.1)	$(4.3)	$(4.5)	$(12.9)	$(4.5)	$(4.0)	$(3.0)	$(10.0)
U.S. dollar to Euro average exchange rate	0.89	0.94	0.99	0.98	0.93	0.92	0.95	0.92
U.S. dollar to Canadian dollar average exchange rate	1.27	1.28	1.31	1.36	1.35	1.34	1.35	1.35
Earnings (loss) per share
Basic	0.50	(0.70)	(0.70)	(1.00)	(0.62)	(0.77)	(0.70)	(0.81)
Diluted	0.40	(0.60)	(0.70)	(1.00)	(0.62)	(0.77)	(0.70)	(0.81)

Notes
(1) During the first quarter of 2022, we recorded a $19.1 million gain on sale of investment from the sale of our interest in CWI and the monetization of the related intellectual property.

(2) These financial measures of ratios are non-GAAP financial measures or ratios. See the section, 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

NON-GAAP FINANCIAL MEASURES

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross Margin

	Years ended December 31,
	2023	2022	2021
(expressed in millions of U.S. dollars)
Revenue	$331.8	$305.7	$312.4
Less: Cost of revenue	$282.9	$269.5	$264.2
Gross margin	$48.9	$36.2	$48.2

Gross Margin as a percentage of Revenue

	Years ended December 31,
	2023	2022	2021
(expressed in millions of U.S. dollars)
Revenue	$331.8	$305.7	$312.4
Gross margin	$48.9	$36.2	$48.2
Gross margin as a percentage of revenue	15%	12%	15%

Net Working Capital

	December 31, 2023	December 31, 2022
(expressed in millions of U.S. dollars)
Accounts receivable	$88.1	$101.6
Inventories	67.5	81.6
Prepaid expenses	6.3	7.8
Accounts payable and accrued liabilities	(95.4)	(98.9)
Current portion of operating lease liabilities	(3.3)	(3.4)
Current portion of warranty liability	(6.9)	(11.3)
Net working capital	56.3	77.4

Non-Current Liabilities

	December 31, 2023	December 31, 2022
(expressed in millions of U.S. dollars)
Total liabilities	$195.3	$203.5
Less:
Total current liabilities	134.8	135.5
Long-term debt	31.0	32.2
Long-term royalty payable	—	4.4
Other non-current liabilities	29.5	31.4

EBIT and EBITDA

Westport Fuel Systems defines EBIT as net income or loss before taxes adjusted for net interest expense. Westport Fuel Systems defines EBITDA as EBIT adjusted for depreciation and amortization.

Three months ended	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23
Income (loss) before income taxes	$7.6	$(11.5)	$(11.0)	$(16.4)	$(9.7)	$(13.0)	$(12.0)	$(14.0)
Interest expense, net (1)	1.0	0.7	0.2	0.1	0.4	(0.1)	0.2	(0.2)
EBIT	8.6	(10.8)	(10.8)	(16.3)	(9.3)	(13.1)	(11.8)	(14.2)
Depreciation and amortization	3.1	3.1	2.8	2.8	3.0	3.0	3.2	3.3
EBITDA	$11.7	$(7.7)	$(8.0)	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt and accretion of royalty payable.

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23
EBITDA	$11.7	$(7.7)	$(8.0)	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)
Stock based compensation	0.5	0.9	0.8	0.2	0.7	0.8	(0.3)	1.4
Foreign exchange (gain) loss	0.8	2.5	2.7	0.4	1.1	2.4	1.4	(0.9)
Gain on sale of investments	(19.1)	—	—	—	—	—	—	—
Loss on extinguishment of royalty payable	—	—	—	—	—	2.9	—	—
Severance costs	—	—	—	—	—	—	4.5	—
Impairment of long-term investment	—	—	—	—	—	—	—	0.4
Adjusted EBITDA	$(6.1)	$(4.3)	$(4.5)	$(12.9)	$(4.5)	$(4.0)	$(3.0)	$(10.0)

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, which, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2023 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.